

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 6, 2008

Via Facsimile and U.S. Mail

Mr. Kevin L. Cornwell
Chief Executive Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT 84047

> **Re:**   **Utah Medical Products, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 7, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **File No. 1-12575**

Dear Mr. Cornwell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Disucssion and Analysis of Financial Condition and Results of
Operations, page 15

1.   We do not see where you have provided the information required by Item 305(A)(4) of
        Regulation S-K. Please tell us if you have any off-balance sheet arrangements that have
        or are reasonably likely to have a current or future effect on your financial condition,
        changes in financial condition, revenues or expenses, results of operations, liquidity,
        capital expenditures or capital resources. Revise future filings to include the disclosures
        required by Item 303(A)(4) of Regulation S-K.

2.   We see your disclosure of contractual obligations in Note 7 to the consolidated financial
        statements. Please revise future filings to also include disclosure of the information
        required by Item 303(A)(5) of Regulation S-K within Item 7 of the Form 10-K.

Notes to Consolidated Financial Statements, page 32

Note 15 – Recent Accounting Pronouncements, page 42

3.   We note your disclosure here that you recognize interest accrued related to unrecognized
        tax benefits in operating expenses. Please tell us how your accounting policy complies
        with paragraph 19 of FIN 48, or alternatively revise future filings to comply with
        paragraph 19 of FIN 48.

Exhibits 19 and 20

4.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of the
        certifying individual. Please revise the certifications in future filings to remove the
        certifying individual's title at the beginning of the certification.

Form 10-Q as of March 31, 2008

5.   We note your significant available-for-sale securities at March 31, 2008. However, we
        do not see where you have included any disclosures relating to the adoption of SFAS
        157. Please confirm to us that you adopted SFAS 157 on January 1, 2008 and provide us
        with the disclosures required by paragraphs 32-35 of SFAS 157. In addition, please also
        revise future filings to include these disclosures. If you did not adopt SFAS 157, please
        tell us why you determined you were not required to adopt SFAS 157 on January 1, 2008.
        Refer to SFAS 157 and FSP 157-2.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief